Filed by Ciena Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Cyan, Inc.

(Commission File No. 001-35904)

Accelerating the Availability of a Complete On-Demand Solution for Virtualized Networks & Services

Ciena signs agreement to acquire Cyan

May 2015

make [transformation] possible

Copyright © Ciena Corporation 2015. All rights reserved. Confidential & Proprietary.

Forward-looking statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Ciena Corporation (“Ciena”) or Cyan (“Cyan”), the management of either such company or the proposed transaction between Ciena and Cyan, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Ciena and Cyan undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the networking industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents Ciena and Cyan have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) Ciena and Cyan may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of Ciena and Cyan or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Ciena and Cyan. Neither Ciena nor Cyan gives any assurance that either Ciena or Cyan will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Ciena and Cyan described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to Ciena and Cyan on the date hereof, and neither Ciena nor Cyan assumes any obligation to update or revise any such forward-looking statements.

Copyright © Ciena Corporation 2015. All rights reserved. Confidential & Proprietary.

Additional information and where to find it

This document relates to a proposed transaction between Cyan and Ciena, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by Ciena. This document is not a substitute for the registration statement and joint proxy statement/prospectus that Ciena will file with the SEC or any other documents that Cyan or Ciena may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Cyan or Ciena through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Cyan by accessing Cyan’s website at investor.cyaninc.com/investors/default.aspx or upon written request to ir@cyaninc.com.

Participants in solicitation

Ciena, Cyan and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Cyan’s stockholders in connection with the proposed transaction. Information regarding Cyan’s directors and executive officers is contained in the proxy statement for Cyan’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2015. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Cyan’s website at investor.cyaninc.com/investors/sec-filings/default.aspx. Information regarding Ciena’s executive officers and directors is contained in the proxy statement for Ciena’s 2015 Annual Meeting of Stockholders filed with the SEC on February 11, 2015. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Ciena’s website at www.ciena.com. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

Copyright © Ciena Corporation 2015. All rights reserved. Confidential & Proprietary.

Accelerating the availability of a complete on-demand solution for virtualized networks and services

1 Ciena signs agreement to acquire Cyan

2 Cyan: The company at a glance

3 Rationale: With Cyan, Ciena makes virtualized networks and services available in an open, on-demand ecosystem

4 Value: The combination creates immediate value for Ciena stakeholders, and significant long-term potential

5 Summary and next steps

Copyright © Ciena Corporation 2015. All rights reserved. Confidential & Proprietary.

At a glance

A provider of best-in-class, next-generation software and hardware platforms for open, agile, software-defined networks

Award-winning SDN platform and applications that redefine how networks are orchestrated and managed

SDN, NFV and packet-optical solutions for service providers, web-scale providers, enterprises and government customers

Headquarters in Petaluma, California

NYSE: CYNI

~260 employees

~180 customers worldwide

FY’14 revenue of $101 million

1QFY’15 revenue of $36 million

Copyright © Ciena Corporation 2015. All rights reserved. Confidential & Proprietary.

Networks and services must shift to an open, on-demand paradigm Today’s closed approach can’t deliver the control and choice the market needs

End-users

Current network paradigm

Operators

End-users want more control and choice in their consumption of network resources

Operators want more control and choice in how they differentiate and monetize network assets

Aligned needs, but the current walled garden network paradigm cannot fulfill them

Copyright © Ciena Corporation 2015. All rights reserved. Confidential & Proprietary.

Ciena is the logical driver of a shift toward on-demand networks and services

Our deep relationships with service providers, web-scale providers, enterprises and managed service partners offer a unique view into the business needs of network owners and end-users

We embrace virtualization, openness and an ecosystem-based approach to networking

We are an industry leader in facilitating joint solutions and multi-vendor collaboration

End-users

On-demand paradigm

Operators

Copyright © Ciena Corporation 2015. All rights reserved. Confidential & Proprietary.

With Cyan, Ciena makes virtualized networks and services available in an open, on-demand ecosystem

Ciena gains…

Orchestration and control software that is vendor-agnostic and best-in-class

The next evolution of multi-vendor management software

An expanded ecosystem of VNF partners

A metro packet-optical hardware business that will drive meaningful revenue and a complementary base of key customers

Cyan gains…

Operational scale

Global support

Worldwide sales channel

Customer relationships, particularly with Tier 1 service providers and top web-scale providers

An advanced, complementary NFV platform with additional VNF partners

Customers gain…

Accelerated availability of a complete on-demand solution

Greater control and choice with virtualized resources in an open ecosystem

Freedom from vendor lock-in

Faster, easier monetization of network assets

More profitable services

Lower capital and operational costs

Copyright © Ciena Corporation 2015. All rights reserved. Confidential & Proprietary.

The combination creates immediate value for Ciena stakeholders and significant long-term potential

Consideration

Business benefits

Cash and stock transaction valued at approximately $400M (or $335M net of estimated cash acquired) inclusive of Cyan’s outstanding convertible notes on an as-converted basis

Exchange ratio represents $4.75 per share of Cyan common stock (based on Ciena’s 20-day volume weighted average price as of May 1, 2015)

CYNI holders to receive consideration equal to 0.224 shares of CIEN (89% stock and 11% cash)

For a period following closing, note holders can elect to convert at an increased conversion rate based on a make-whole feature, or have notes repurchased for cash

Ciena also will assume Cyan’s outstanding equity awards

Business benefits

Transaction not material to FY’15 EPS accretion/dilution due to the timing of the expected closing late in Ciena’s fiscal year

Accretive in FY2016, apart from restructuring costs

Significant opportunities for positive revenue and cost synergies

Expected to help increase gross margin over time as the software market matures and software revenue contribution grows

Substantial long-term potential, but Cyan’s software revenue not expected to be significant in FY’15

Copyright © Ciena Corporation 2015. All rights reserved. Confidential & Proprietary.

Closing thoughts

Summary

Accelerates the availability of a complete on-demand solution and elevates the business value of networks

Establishes Ciena as the industry’s leading driver of virtualized networks and services in an open ecosystem

Aligns with the direction of customers’ network strategies, and positions Ciena for leadership as an emerging software market develops over time

Copyright © Ciena Corporation 2015. All rights reserved. Confidential & Proprietary.

Thank you

make [transformation] possible

Copyright © Ciena Corporation 2015. All rights reserved. Confidential & Proprietary.